Amplify ETF Trust
310 South Hale Street
 Wheaton, Illinois 60187

August 25, 2017

VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Amplify YieldShares Senior Loan and Income ETF (the “Fund”)

Ladies and Gentlemen:

The undersigned, Amplify ETF Trust (the “Registrant”) and Quasar Distributors, LLC, the principal underwriter of the Fund, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 45 to the Registrant’s Registration Statement on Form N-1A (Registration No. 333-207937), filed on August 25, 2017, so that the same may become effective at 12:00 p.m., Eastern Time on August 28, 2017 or as soon thereafter as practicable.

Very truly yours,

Amplify ETF Trust

By:	/s/ Christian Magoon
Christian Magoon, Chairman of the Board of Trustees, President and Chief Executive Officer

Quasar Distributors, LLC

By:	/s/ James R. Schoenike
James R. Schoenike, President